SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-52109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 W, Suite 319
(No. and Street)

Amarillo (City) Texas (State) 79106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Black (806) 351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

14755 Preston Road, Suite 320 Dallas, TX 75254
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

RECEIVED
FEB 17 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William W. Britain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December, 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA O'NEAL
Notary Public, State of Texas
My Commission Expires
December 16, 2007

Signature

William W. Britain President/CEO
Title

Notary Public Lisa O'Neal

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

ENERGYNET.COM, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

ENERGYNET.COM, INC.

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the statement of financial condition of EnergyNet.com, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of EnergyNet.com, Inc. as of December 31, 2003, and for the year then ended, were audited by other auditors whose report dated January 16, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnergyNet.com, Inc. as of December 31, 2004, and the results of operations, the changes in stockholders equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Hein & Associates LLP
January 21, 2005

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone 972-458-2296
Fax 972-788-4943
www.heincpa.com

ENERGYNET.COM, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS:		
Cash and cash equivalents	$ 1,205,028	$ 767,395
Restricted cash	1,863,692	1,329,014
Auction proceeds receivable	173,115	234,968
Prepaid expenses	18,177	35,276
Equipment:		
Software	405,937	310,539
Computer equipment	84,006	80,312
Furniture and equipment	34,992	21,454
	3,784,947	2,778,958
Less accumulated depreciation	(347,891)	(259,457)
Total assets	$ 3,437,056	$ 2,519,501
LIABILITIES:		
Accounts payable and accrued liabilities	$ 107,044	$ 67,350
Auction proceeds payable	2,036,807	1,563,982
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)		
STOCKHOLDERS' EQUITY (Note 3):		
Preferred stock, liquidation preference of $589,101	177	177
Common stock	2,500	2,500
Paid-in capital in excess of par value	2,304,043	2,274,043
Accumulated deficit	(1,013,515)	(1,388,551)
Total stockholders' equity	1,293,205	888,169
Total liabilities and stockholders' equity	$ 3,437,056	$ 2,519,501

See accompanying notes to these financial statements.

ENERGYNET.COM, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2004	For the Years Ended December 31, 2003
REVENUES:		
Commissions	$ 2,791,932	$ 1,497,192
Other revenue	292,633	124,142
	3,084,565	1,621,334
OPERATING EXPENSES:		
General and administrative expenses	1,769,378	1,350,177
Royalties paid to stockholder	190,651	82,995
Depreciation	88,434	72,653
Sales commission	249,584	98,822
	2,298,047	1,604,647
INCOME FROM OPERATIONS	786,518	16,687
OTHER INCOME (EXPENSE) -		
Interest and other income	12,159	6,025
NET INCOME	$ 798,677	$ 22,712

See accompanying notes to these financial statements.

ENERGYNET.COM, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Preferred Stock	Common Stock	Paid-in Capital in Excess of Par Value	Retained Deficit	Total Stockholders' Equity
BALANCE, December 31, 2002	$ 177	$ 2,500	$ 2,274,043	$ (1,411,263)	$ 865,457
Net income	-	-	-	22,712	22,712
BALANCE, December 31, 2003	177	2,500	2,274,043	(1,388,551)	888,169
Purchase of treasury shares	-	-	(120,000)	-	(120,000)
Proceeds from re-issuance of treasury shares	-	-	150,000	-	150,000
Dividends on preferred shares	-	-	-	(48,641)	(48,641)
Dividends on common shares	-	-	-	(375,000)	(375,000)
Net income	-	-	-	798,677	798,677
BALANCE, December 31, 2004	$ 177	$ 2,500	$ 2,304,043	$ (1,013,515)	$ 1,293,205

See accompanying notes to these financial statements.

ENERGYNET.COM, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	DECEMBER 31, 2004	DECEMBER 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 798,677	$ 22,712
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	88,434	72,653
Decrease (increase) in operating assets:		
Restricted cash	(534,678)	(1,304,140)
Auction proceeds receivable	61,853	(228,838)
Prepaid expenses	17,099	(20,717)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	39,694	5,009
Auction proceeds payable	472,825	1,532,978
Unearned commissions	-	(114,375)
Net cash provided by (used in) operating activities	943,904	(34,718)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Software development costs	(95,398)	(90,506)
Purchase of equipment	(17,232)	(11,459)
Net cash used in investing activities	(112,630)	(101,965)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury shares	(120,000)	-
Proceeds from re-issuance of treasury shares	150,000	-
Payment of preferred dividends	(48,641)	-
Payment of common dividends	(375,000)	-
Net cash used in financing activities	(393,641)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	437,633	(136,683)
CASH AND CASH EQUIVALENTS, beginning of year	767,395	904,078
CASH AND CASH EQUIVALENTS, end of year	$ 1,205,028	$ 767,395
SUPPLEMENTAL INFORMATION:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of EnergyNet.com, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Organization
EnergyNet.com, Inc. was organized as an S corporation on February 25, 1999, in the state of Texas. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is primarily engaged in facilitating the sale of operated and nonoperated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction. The Company converted to C corporation status in 2000.

Reclassifications
Certain reclassifications have been made to the 2003 financial statements to conform with the 2004 financial statement presentation. Such reclassifications had no effect on net income as previously reported.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash.

Equipment
Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site and developing other Internet sites under contractual agreements. Expenditures that constitute upgrades or enhancements, as defined in AICPA Statement of Position 98-1, *Accounting for the Cost of Software Developed or Maintained for Internal Use*, are capitalized.

Computers, equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred.

Revenue Recognition
The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

Advertising Costs
Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $45,388 and $37,680 for the years ended December 31, 2004 and 2003, respectively.

Income Taxes
Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

Stock-Based Compensation
Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, encourages, but does not require, the adoption of a fair value-based method of accounting for employee stock-based compensation transactions. The Company has elected to apply the provisions of Account Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its employee stock-based compensation plans. Under Opinion No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant above the amount an employee must pay to acquire the stock.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("Statement 148"). Statement 148 provides alternative methods of transition to the fair value method of accounting proscribed by FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("Statement 123"). Statement 148 does not require companies to account for employee stock options under the fair value method. The Company adopted the disclosure provisions of Statement 148 effective January 1, 2004. Net income would have not been materially impacted if we had applied the fair-value method.

In December 2004, the FASB revised Financial Accounting Standard No. 123, Accounting for Stock Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for good or services. This statement focuses primarily on the accounting for transactions in which an entity obtains employee services in exchange for its equity instruments, and is effective for fiscal years beginning after December 15, 2005. Therefore, EnergyNet.com, Inc. will adopt the revised Statement 123 on January 1, 2006. Management does not expect that the adoption of this statement will have a significant impact on the Company's future results of operations or financial position because the fair value of options granted is insignificant.

2. Restricted Cash and Auction Proceeds Receivable and Payable

The Company collects auction proceeds from winning bidders on closed auctions. Such proceeds are generally due within two days of auction closing. The proceeds, net of the Company's commission and other fees, are generally due to the seller within ten days of auction closing. The cash collected from winning bidders is held in an escrow account until such funds are distributed to the owners.

Cash collected from winning bidders is reflected on the Company's statement of financial condition as restricted cash.

Auction proceeds receivable represent uncollateralized amounts receivable from winning bidders on closed auctions due under normal trade terms, generally requiring payment within two days from the invoice date. Unpaid auction proceeds receivable generally bear no interest. Auction proceeds receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Customer account balances with invoices dated over 30 days old are considered delinquent.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent auction proceeds receivable balances and establishes a reserve for accounts for which collection seems unlikely. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. No allowance for doubtful accounts was necessary at December 31, 2004 or 2003.

Auction proceeds due to sellers, net of the Company's commission and other fees, are reflected on the Company's statement of financial condition as auction proceeds payable.

3. STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2004 and 2003:

Preferred Stock
20,000,000 shares authorized, 1,772,000 shares issued and outstanding, at $.0001 par value. Holders of preferred stock are entitled to a preferential dividend of $.02745 per share if and when declared by the Board of Directors. Preferred shareholders have a preference upon liquidation, dissolution or winding up of the Company amounting to $589,101 at December 31, 2004 and 2003. The preferred stock is convertible to common stock at a rate of 1.22 common shares for each preferred share any time after the date of purchase.

During 2004, the Company repurchased 1,000,000 shares of its common stock at $0.12 per share. The Company then sold those shares to new investors for $0.15 per share.

Common Stock
50,000,000 voting shares authorized, 25,000,000 shares issued and outstanding at $.0001 par value.

Paid-In Capital in Excess of Par Value
Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

Dividends
During 2004, the Company's board of directors declared dividends on preferred shares of $0.2745 per share and dividends on common shares of $0.015 per share.

4. INCOME TAXES

The primary differences between the federal statutory income tax rate of 34% and the effective income tax rates of 0% in the years ended December 31, 2004 and 2003 are utilization of net operating loss carryovers and corresponding changes in the valuation allowance for deferred tax assets.

The Company's net deferred tax assets and liabilities consisted of the following at December 31:

	2004	2003
Deferred tax assets:		
Net operating loss carryover	$ 130,000	$ 417,000
Other	13,000	17,000
	143,000	434,000
Less valuation allowance	(86,000)	(388,000)
	57,000	46,000
Deferred tax liabilities:		
Differences in fixed asset depreciation and capitalization methods	(57,000)	(46,000)
	$ -	$ -

During the year ended December 31, 2004, the Company reduced the valuation allowance on deferred tax assets by $302,000 to reflect the amount of the net operating loss carryover utilized during that period. The net operating loss carryover of $325,299 is available to offset taxable income generated through 2021 to 2023.

5. COMMITMENTS AND CONTINGENCIES

The Company maintains its office in Amarillo, Texas. Additionally, the Company reimburses certain employees for the use of their home offices. The Company leases its office space in Amarillo and the remainder of its locations under month-to-month leasing arrangements. Rent expense related to these arrangements amounted to $54,196 and $48,881 for the years ended December 31, 2004 and 2003, respectively.

The Company is involved in various claims and legal actions in the normal course of business. In Management's opinion, the resolutions of these matters will not have a material adverse effect on the Company's financial position or net income.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,097,652, which was $997,652 in excess of its required net capital of $100,000.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the year ended December 31, 2004, and accordingly, is not subject to the requirements under SEC Rule 15c3-3.

7. RELATED PARTY TRANSACTIONS

The Company had an agreement with an affiliate under which the affiliate prepaid its commissions on oil and gas properties listed for sale on the Company's Internet site. Under the agreement, the affiliated paid $30,500 per month until November 30, 2002, and those prepayments were available to offset commissions on auctions closing through May 31, 2003. The Company recognized commission revenues of $114,375 from the affiliate during the year ended December 31, 2003. The Company recognized no such amounts in 2004. Additionally, the Chairman of the Company's Board of Directors is an officer of the affiliate.

The Company has an agreement with a stockholder under which the stockholder is being paid a royalty of 0.35% of the gross value of auctions closed on the Company's Web site. Such amounts are included in royalties paid to stockholder on the Company's statements of operations.

8. STOCK OPTION PLAN

The Company adopted the 2000 Equity Incentive Plan (the "Plan") on November 3, 2000. The Plan provides for grants of up to 3,375,000 options to employees, consultants and directors at exercise prices greater than or equal to market price on the date of the grant. Grants are at the discretion of the Company's Board of Directors, and the options typically vest in equal portions over four years and expire ten years from the date of grant.

A summary of stock option transactions is as follows:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	1,733,000	$ 0.16	1,740,000	$ 0.15
Granted	37,500	0.25	148,000	0.22
Exercised	-	-	(115,000)	0.15
Forfeited	-	-	-	-
Outstanding at December 31	1,810,500	0.16	1,733,000	0.16
Exercisable at December 31	1,695,875	0.16	1,562,000	0.15

Stock options outstanding have exercise prices ranging from $0.15 to $0.25 per share, which were greater than or equal to the market price on the date of grant. Stock options granted during 2004 and 2003 had weighted average fair values of $0.06 per option. At December 31, 2004, the weighted average remaining contractual life of the outstanding options was 6.30 years. At December 31, 2004, there were 1,564,500 options available for grant under the Plan.

Had compensation costs been determined based on the fair value at the grant dates under the Plan consistent with the method prescribed by SFAS No. 123, the net income (loss) would not have been materially affected.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003
Dividend yield	0%	0%
Risk-free interest rate	4.27%	5%
Expected lives	10 years	10 years

9. Concentration of Credit Risk

During 2004, commissions from two sellers amounted to approximately 34% of total commissions revenue. No individual sellers amounted to more than 10% of total commissions in 2003. The loss of either of these two customers could have a material impact on the Company's results of operations.

SUPPLEMENTARY INFORMATION

ENERGYNET.COM, INC.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER FULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Computation of net capital:	
Total stockholders' equity	$ 1,293,205
Deduct stockholders' equity not allowable for net capital	-
	1,293,205
Add:	
Auction proceeds payable allowable for net capital	2,036,807
Total capital and discretionary liabilities	3,330,012
Deduct:	
Nonallowable assets	
Restricted cash	1,863,692
Auction proceeds receivable	173,115
Prepaid expenses	18,177
Equipment	177,044
Haircuts on securities included in cash and cash equivalents	332
Total deductions	2,232,360
Net capital	$ 1,097,652
Computation of aggregate indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 107,044
Total aggregate indebtedness	$ 107,044
Percentage of aggregate indebtedness to net capital	9.75%
Computation of basis net capital requirement	
Minimum dollar net capital required at 6 2/3 percent	$ 7,136
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 997,652
Reconciliation with Company's computation	
Net capital, as reported in the Company's Part II (unaudited Focus report)	$ 1,104,207
Net audit adjustments	(6,555)
Net capital per above	$ 1,097,652

See independent auditor's report and accompanying notes to financial statements.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors
EnergyNet.com, Inc.

In planning and performing our audit of the financial statements and supplementary information of EnergyNet.com, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 171-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone 972-458-2296
Fax 972-788-4943
www.heincpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer, and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
January 21, 2005